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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL
RECEIVED
MAR - 1 2004
WASH. D.C.
158

SEC FILE NUMBER
8- 34082

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _01/01/2003_ AND ENDING _12/31/2003_

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Financial Equity Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7373 N Scottsdale Rd, Suite D-120

(No. and Street)

Scottsdale	AZ	85253
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Fischer   (480)951-0079

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R. C. Acosta, CPA, PC

(Name – *if individual, state last, first, middle name*)

11333 N Scottsdale Rd, Suite 130, Scottsdale AZ		85254	
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 3 1 2004

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __George Fischer__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__First Financial Equity Corporation__ , as
of __December 31__ , 20__03__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. ★★★
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

***See Note F to the Financial Statements.

Financial Statements
Independent Auditors' Report
and Supplemental Reports/Schedules

First Financial Equity Corporation and Subsidiary

December 31, 2003

CONTENTS



R.C. Acosta, CPA, PC

Certified Public Accountant
A Professional Corporation

11333 N. Scottsdale Road, Suite 130
Scottsdale, Arizona 85254
480·951·5080
FAX 480·951·2541

Independent Auditors' Report

Board of Directors
First Financial Equity Corporation

We have audited the accompanying consolidated statement of financial condition of First Financial Equity Corporation (an Arizona "S" Corporation) and its wholly owned subsidiary, Mortgages at First Financial, L.L.C. (an Arizona Limited Liability Company) (the Company) as of December 31, 2003, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Financial Equity Corporation and its wholly owned subsidiary, Mortgages at First Financial, L.L.C. as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The statement of general and administrative expenses is presented for purposes of additional analysis and is not a required part of the basic financial statements. The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basis financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

This report is intended solely for the information and use of the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. and is not intended to be and should not be used by anyone other than these specified parties.

R.C. Acosta, CPA, PC

Scottsdale, Arizona
February 25, 2004

Member:
American Institute of Certified Public Accountants
Arizona Society of Certified Public Accountants

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	8,977
Due to Employees		33,941
Other Accrued Expenses		90,167
Current Portion of Long-Term Liabilities		18,642
Total Current Liabilities		151,727
LONG-TERM LIABILITIES		
Capital Lease Obligation, Less Current Portion		9,929
COMMITMENTS AND CONTINGENCIES		-
SHAREHOLDERS' EQUITY		
Common Stock, $.01 Par Value, 100,000 Shares Authorized,		
Issued, and Outstanding		1,000
Paid In Capital		292,106
Retained Earnings		564,524
Total Shareholders' Equity		857,630
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	1,019,286

The accompanying notes are an integral part of this statement.

- 6 -

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY
Consolidated Statement of Income
For the Year Ended December 31, 2003
(See Independent Auditors' Report)

REVENUES		
Comissions -		
Trading	$	3,998,596
Insurance		408,613
Limited Partnerships		198,059
Mortgages		136,422
Investment Banking		14,635
Investment Advisory Fees		364,970
Other Revenues		32,986
Net Investment Gains (Losses) - Realized		(31,500)
Net Investment Gains (Losses) - Unrealized		9,045
Other Income		111,610
Total Revenues		5,243,436
OPERATING EXPENSES		
Clearing Charges		311,651
Commissions and Bonuses		2,541,463
General and Administrative		2,078,406
Advertising		7,081
Total Operating Expenses		4,938,601
Income From Operations		304,835
OTHER INCOME (EXPENSE)		
Interest Income		13,746
Interest Expense		(5,322)
Total Other Income (Expense)		8,424
NET INCOME	$	313,259

The accompanying notes are an integral part of this statement.

- 7 -

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2003
(See Independent Auditors' Report)

	Common Stock	Paid In Capital	Retained Earnings
Balance December 31, 2002	$ 1,000	$ 292,106	$ 251,265
Net Income (Loss)			313,259
Balance December 31, 2003	$ 1,000	$ 292,106	$ 564,524

The accompanying notes are an integral part of this statement.

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2003
(See Independent Auditors' Report)

Cash Flows from Operating Activities:

Net Income	$ 313,259
Adjustments to Reconcile Net Income to Net Cash	
Provided by (Used) in Operating Activities:	
Depreciation	20,079
(Gain)/Loss on Sale of Marketable Securities	31,500
Unrealized (Gain)/ Loss on Marketable Securities	(9,045)
(Increase) Decrease in Deposits with Clearing Organizations	92
(Increase) Decrease in Marketable Securities	37,989
(Increase) Decrease in Commissions Receivable	(36,879)
(Increase) Decrease in Advances - Employees	23,761
(Increase) Decrease in Accounts Receivable	4,186
(Increase) Decrease in Prepaid Expenses	(10,584)
(Increase) Decrease in Interest Receivable - Shareholders	48
(Increase) Decrease in Interest Receivable - Affiliate	(2,788)
(Increase) Decrease in Interest Receivable - Other	(4,500)
(Increase) Decrease in Deposits	(2,538)
Increase (Decrease) in Accounts Payable	(52,916)
Increase (Decrease) in Due to Employees	33,941
Increase (Decrease) in Other Accrued Expenses	(19,441)
Total Adjustments	12,905
Net Cash Provided by (Used) in Operating Activities	326,164
Cash Flows from Investing Activities:	
Proceeds from Advances to Shareholders (net)	13,214
Payments for Advances - Affiliate (net)	(77,229)
Purchase of Preoperty and Equipment	(14,059)
Net Cash Provided by (Used) in Investing Activities	(78,074)
Cash Flows from Financing Activities	
Payments on Capital Lease Obligation	(16,440)
Net Cash Provided by (Used) in Financing Activities	(16,440)
Cash and Cash Equivalents at Beginning of Year	170,394
Cash and Cash Equivalents at End of Year	$ 402,044
Supplemental Disclosure of Cash Flow Information:	
Cash Paid During the Year for Interest	$ 5,594

The accompanying notes are an integral part of this statement.

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY
Notes to Financial Statements
December 31, 2003
(See Independent Auditors' Report)

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS

A summary of First Financial Equity Corporation and its wholly owned subsidiary, Mortgages at First Financial, L.L.C., (the Company's) significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Organization and Nature of Operations

First Financial Equity Corporation (an Arizona S-Corporation) (FFEC) engages in the business of conducting trades for clients and direct participation programs involving the private placement of interest in real estate and other securities. The Company operates as a non-clearing broker-dealer, is registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD), and is subject to federal and state securities laws. The Company processes its trades through one clearing broker-dealer. The Company has its main office and its office of supervisory jurisdiction located in Scottsdale, Arizona. Satellite offices are also operated in Sun City, Arizona and Tucson, Arizona. The Company was incorporated on May 1, 1985 and began operations on that date. The Company has adopted a fiscal year end of December 31.

FFEC's wholly owned subsidiary, Mortgages at First Financial, L.L.C. (an Arizona limited liability company) (MFF) engages in the business of mortgage brokerage. MFF is approved and regulated by the State Banking Department of Arizona. MFF was operating under a memorandum of understanding signed by all three original members. During the year ended December 31, 2002, two members of MFF terminated their interest in MFF with those interests being acquired by FFEC. The managing member for MFF is FFEC.

Methods of Accounting

The Company has adopted the accrual basis of accounting for financial statement purposes and cash basis for income tax purposes. Separate tax returns are prepared for First Financial Equity Corporation and Mortgages at First Financial, L.L.C.

Principles of Consolidation

FFEC is the sole owner of the membership interest of its wholly owned subsidiary, MFF, and accounts for its interest under the consolidated method of accounting. Under the consolidated method of accounting, any material intercompany transactions or balances are eliminated in consolidation.

Bad Debts

The Company uses the direct write-off method regarding accounts receivable. Due to the immateriality when comparing the allowance for doubtful accounts method and the direct write-off method for the year, the direct write-off method approximates generally accepted accounting principles.

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY
Notes to Financial Statements
December 31, 2003
(See Independent Auditors' Report)

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS (continued)

Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash balances at banks, which exceeded the related federal deposit insurance by $558,567 as of December 31, 2003.

Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Marketable Securities
As a broker-dealer, the Company is not subject to the requirements of FAS 115 for accounting for investments. The Company accounts for its marketable securities as trading securities and are stated at fair market value with unrealized gains and losses accounted for in the current income/(loss) from operations. In computing the realized gains and losses on the sale of securities, the Company uses the first-in-first-out method to identify the basis of the securities sold.

Property and Equipment

Property and equipment are recorded at cost and depreciated over the estimated useful lives of the assets, which range from 3 years to 7 years for financial statement and income tax purposes. The straight-line method is used for financial statement purposes and accelerated Internal Revenue Service methods are used for income tax purposes. Repairs and maintenance are charges to expense and renewals and betterments are capitalized. Depreciation expense for the year ended December 31, 2003 was $20,079.

Short Sale Obligations
The Company accounts for its short sale obligations as trading securities and are stated at fair market value with unrealized gains and losses accounted for in the current income/(loss) from operations. As of December 31, 2003, the Company had no open short sale positions.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS (continued)

Revenues

The Company's main source of revenue is from trading commissions. The Company, as a broker-dealer, records trading commissions gross. The Company processes trades on the stock market for clients. These trades are handled through a third party executing-broker and are cleared through a clearing corporation, which provides the Company with a monthly summary report for all trades conducted. Commissions are earned on each trade. The Company also receives income from commissions paid by mutual funds, insurance and limited partnerships for initial investments and transfers also know as trailers. These funds are earned when transactions are generated by brokers. The mutual funds, insurance companies and limited partnerships issue commission checks to the company weekly for initial placements. Trailer commissions are generally paid quarterly. The Company also received income from investment banking commissions during the year. For the investment banking commissions, the Company acts as an agent for private placement offerings and earns a commission on the offerings, net of syndicate expenses. Essentially, commissions are earned when the terms of the offering are met, the offering is closed, and cash has been received from the subscriber. In accordance with selling agreements, the payment of commissions is contingent upon the Company's receipt of amounts due from the various offering sponsors in the future periods. A minimum commission is received if the offering does not close. The Company also receives investment advisory fees monthly but are recognized as earned on a pro rata basis over the term of the contract. The Company also receives commissions from the placement of residential mortgages with financing institution. These commissions are based upon a percentage of the loan as agreed to between the financing institution and the Company.

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred. The Company had advertising costs of $7,081 for the year ended December 31, 2003.

Income Taxes

Effective April 1, 2000, FFEC elected to be taxed as a Subchapter-S Corporation. Income taxes on net income are payable personally by the stockholders pursuant to elections made under Subchapter-S of the Internal Revenue Code. Accordingly, no current provision has been made for federal or state income taxes.

It is the intent of the members of MFF that the entity shall always be operated consistent with its treatment as a "partnership" for federal and state tax purposes. No Member is to take any action inconsistent with the express intent of the previous statement. The taxable income or loss of MFF will therefore be reported on the Members' income tax returns. Accordingly, no current provision has been made for federal or state income taxes.

NOTE B – RELATED PARTY TRANSACTIONS

Certain amounts arising from transactions with related parties are included in the accompanying financial statements as follows for the year ended December 31, 2003:

Due to/from Related Parties:

Loans to Shareholder - Ross Sindelar		$ 8,932
Interest Receivable – Shareholders		
George Fischer	$ 195	
Ross Sindelar	1,135	
		$ 1,330
Advances - Affiliate		$ 77,229
Interest Receivable – Affiliate		$ 2,788
Interest Income – Shareholders		
George Fischer	$ 1,206	
Ross Sindelar	1,135	
		$ 2,341
Interest Income – Affiliate		$ 2,788

George Fischer is the Company's majority shareholder and Ross Sindelar is a minority shareholder. Fischer Investment Advisors, Inc. (FIA) is an affiliated company by virtue of common ownership.

During the year the Company entered into a lease agreement to lease an automobile. This vehicle is then being sub-leased to Ross Sindelar. Payments made by the Company are being reimbursed by Mr. Sindelar. See Note E – Commitment and Contingencies for Operating Leases for additional information.

NOTE C – NOTES RECEIVABLE

The Company loaned money to OneSource Technologies, Inc. during the year as evidenced by two unsecured promissory notes with a combined amount of $45,000 payable on demand with interest to be paid at 10% per annum. The balance of the loans due from OneSource Technologies, Inc. as of December 31, 2003 was $45,000 and interest receivable on that loan was $15,898.

NOTE D – NET CAPITAL REQUIREMENTS

FFEC is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Subparagraph (2) of the Rule also provides that the Company must maintain net capital of not less than $250,000. FFEC has elected not to use consolidated amounts for its net capital requirements and therefore did not request approval from the examining authority of the National Association of Securities Dealers, Inc. (NASD). At December 31, 2003, the Company had total equity of $857,630 including subsidiary transactions with a net reduction of $13,939, resulting in unconsolidated shareholders' equity of $871,569 for FFEC. FFEC had net capital of $559,133, which was $309,133 in excess of its minimum net capital requirement of $250,000. Aggregate indebtedness at December 31, 2003 was $160,724.

NOTE E – COMMITMENTS AND CONTINGENCIES

Client Settlements

The Company reached out-of-court settlements with three clients in the amount of $12,250. These amounts were paid in full during the year ended December 31, 2003.

Capital Lease

The Company entered into a capital lease agreement with Great American Leasing to acquire computer equipment effective June 26, 2001 with a present value of $27,452. The effective interest rate was 12.631%. The economic substance of the lease is that the Company is financing the acquisition through the lease, and accordingly, it is recorded in the Company's assets and liabilities. This lease includes a bargain purchase option at the end of the lease term.

The Company entered into an amendment to the capital lease that was executed on December 26, 2001 with a present value of $33,523. The obligation relating to this amendment and the related asset was recorded on the books for the Company when the equipment was placed in service during January 2002.

The following is an analysis of the leased assets included in property and equipment at December 31, 2003.

Equipment	$ 60,975
Less: Accumulated depreciation	(27,135)
	$ 33,840

NOTE E – COMMITMENTS AND CONTINGENCIES (continued)

Capital Lease (continued)

The following is a schedule by years of the future minimum payments required under the capital lease are as follows:

For the year ended December 31,	
2004	$ 21,196
2005	10,297
Total minimum lease payments	31,493
Less: Amount representing interest	(2,922)
Present value of minimum lease payments	28,571
Less: Current Portion	18,642
Present value of minimum lease payments	$ 9,929

Total payments made in year ended December 31, 2003 were $21,196 of which $4,627 was interest expense and $16,569 was applied to principal balance.

Operating Leases

The Company has entered into an agreement to sub-lease additional office space from Capital Title Agency, Inc, effective November 1, 2001 and terminating December 31, 2004. During the year ended December 31, 2003 Capital Title Agency terminated their lease and the Company entered into a lease agreement with CDM Properties, Inc. (CDM) directly for the space. The Company also entered into a lease agreement for office space from CDM effective August 1, 2003 and November 19, 2003 and terminating June 30, 2009. The Company also entered into a lease agreement for office equipment commencing May 29, 2003 and terminating May 29, 2008 as well as a lease agreement for an automobile commencing July 16, 2003 and terminating July 16, 2007.   The Company entered into a verbal agreement to sub-lease office space in Sun City, Arizona on a month to month basis. The current rent payment is $1,000 per month.

Total rent expense paid for the year is as follows:

CMD Properties, Inc.	$ 372,139
Capital Title Agency, Inc.	66,317
Promenade	12,075
De Lage Laden Financial Services	9,921
Infinity Financial Services	3,095
Total Rents	463,547
Less Amount Charged to Shareholder	(3,095)
Total Rent Expense Paid	$ 460,452

NOTE E – COMMITMENTS AND CONTINGENCIES (continued)

Operating Leases (continued)

The following is a schedule of future minimum lease payments under these agreements:

For the year ended December 31,	
2004	$ 434,418
2005	467,888
2006	470,934
2007	482,449
2008	478,811
2009 and beyond	240,620
	$ 2,575,120

Total rent expense for the year ended December 31, 2003 was $406,432.

Potential Breakpoint Claims
During the year, NASD conducted a survey of potential liability related to mutual fund breakpoint overcharges. They calculated the Company's projected overcharges are approximately $4,000. No amount has been accrued as the Company has had no claims requesting refunds and feels that the amount will never be paid. In calculating the Net Capital, the Company makes an adjustment to the non-allowable assets for the $4,000.

Investment in Limited Liability Company-Consolidation
FFEC owns a 100% interest in Mortgages at First Financial, L.L.C. (an Arizona Limited Liability Company.

The following information summarizes the activity of the limited liability company through December 31, 2003:

Total assets	$ 3,115
Total liabilities	(2,432)
Net assets	$ 683
Revenues	$ 136,422
Net (Loss)	$ (4,619)
Company's Interest:	
Share of net income	$ (4,619)
Equity in net assets	$ 683

NOTE F – RESERVE REQUIREMENT

Rule 15c3-3 of the Securities and Exchange Commission provides a formula for the maintenance by broker-dealers of reserves in connection with customer-related transactions and standards for the physical possession or control of fully-paid and excess margin securities.

There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of FFEC's business, these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(ii) of the Rule.

NOTE G – DEPOSITS WITH CLEARING ORGANIZATION

The Company has a deposit with the clearing organization, which is required per the signed agreement. The current required amount is $250,000. The deposit is held in an interest-bearing cash account with an interest rate as of December 31, 2003 of .45%. The NASD requires that the clearing organization keep this security in a separate clearing account.

NOTE H – FAIR VALUES OF FINANCIAL INSTRUMENTS

Cash and Cash Equivalents
The carrying amount reported in the balance sheet for cash and cash equivalents approximates their fair value because of the short maturity of these instruments.

Deposits with Clearing Organizations
The carrying amount reported in the balance sheet for deposits with clearing organizations approximates their fair value because of the short maturity of these instruments.

Marketable Securities/Short Sale Obligations
The Company purchases securities that are bought for the purpose of selling them in the near term (thus held only for a short time) and are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used with the objective of generating profits on short-term differences in price.

The change in the not unrealized holding loss for the year, which is included in loss from operations, is as follows:

	Cost	Fair Market Value	Holding Gain/(Loss)
Marketable Securities	$ 78,414	$ 18,493	$ (59,975)
Net Investment Gains (Losses) – Unrealized			$ 9,045

NOTE H – FAIR VALUES OF FINANCIAL INSTRUMENTS (continued)

Capital Lease Obligation
The carrying amount in the balance sheet for the capital lease obligation approximates its fair value because the interest rates on these instruments approximate interest rates charged on borrowings with similar risk.

Off Balance Sheet Risk
The Company introduces all customer transactions in securities traded on U.S. securities markets to another New York Stock Exchange member firm on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase of sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain margin collateral in compliance with various regulatory requirements, the clearing broker's guidelines and industry standards. The company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions when necessary.

NOTE I - SUBSEQUENT EVENTS

Litigation
In December, 2003, a claim was filed by FFEC in superior court in Maricopa County, Arizona as plaintiff seeking damages and repayment of indebtedness related to the shut down and closure of E-BIZ Enterprises, Inc. (E-BIZ) as agent for the benefit of noteholders who had secured investments in E-BIZ. On January 8, 2004 certain defendants in the above mentioned claim filed a counterclaim against FFEC and George Fischer personally, asserting claims for negligent misrepresentation and promissory estoppel for unspecified damages. The Company believes: a) this claim has no merit, b) the chance of being found guilty is remote, and c) it will aggressively defend its position.

On September 10, 2003 Morgan Stanley Dean Whitter (MSDW) filed litigation against FFEC and one of its brokers/agents, David Rhee, stemming from alleged violation of a "non-compete" agreement allegedly entered between Mr. Rhee and MSDW. In January, 2004, the claim was settled and FFEC had no obligation.

Additional Information

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY
Consolidated Statement of General and Administrative Expenses
For the Year Ended December 31, 2003
(See Independent Auditors' Report)

Bad Debt Expense	$	2,805
Bank Charges		859
Bonding Fees		1,317
Business Promotion		7,454
Compliance Expense		3,769
Continuing Education		1,052
Client Settlements		12,250
Depreciation Expense		20,079
Dues and Subscriptions		4,244
Employee Leasing		1,047,431
Information Systems Expense		80,385
Insurance Expense		6,572
Licenses and Regulatory Fees		54,437
Meals and Entertainment		19,230
Mortgage Loan Processing Fees		4,257
Office Expense		102,285
Outside Services		39,401
Postage and Delivery Service		29,666
Professional Fees		59,778
Recruiting Expense		8,051
Reimbursed Expenses - Employees		4,066
Rent		406,432
Repairs and Maintenance Expense		46,456
Taxes, Licenses & Fees		272
Telephone Expense		89,554
Transaction Fees		24,050
Travel		2,254
Total General and Administrative Expenses	$	2,078,406

The accompanying notes are an integral part of this statement.

20

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY
Supplemental Schedule of Computation of Net Capital
for Brokers and Dealers (Unconsolidated)
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2003

NET CAPITAL

Total Shareholders' Equity Qualified for Net Capital	$	871,569
Adjustments to Shareholders' Equity		
Deductions and/or Charges - Total Non-Allowable Assets		
Net of Related Liabilties		(317,666)
Capital Lease Obligation Adjustment		8,004
Security Adjustment - Short Haircut Position		(2,774)
Total Adjustments to Shareholders' Equity		(312,436)
Net Capital	$	559,133

AGGREGATE INDEBTEDNESS

Items Included in Statement of Financial Conditions		
Other Accounts Payable and Accrued Liabilities	$	160,724
Total Aggregate Indebtedness	$	160,724

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required - greater of $250,000 or 66 2/3 % of aggregate indebtedness	$	250,000
Ratio: Aggregate indebtedness to Net Capital		.29 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of December 31, 2003)

Net Capital, as reported in Company's Part II (Unaudited) Focus Report	$	546,133
Net Audit Adjustments		
Rents Payable		2,960
Subsidiary Income Adjustment		(9,156)
Commissions Receivable (Net of Commissions Payable)		11,262
Other Audit Adjustments		7,934
7934		13,000
Net Capital, per above	$	559,133

The accompanying notes are an integral part of this statement.



R.C. Acosta, CPA, PC

Certified Public Accountant
A Professional Corporation

11333 N. Scottsdale Road, Suite 130
Scottsdale, Arizona 85254
480·951·5080
FAX 480·951·2541

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

Board of Directors
First Financial Equity Corporation

In planning and performing our audit of the consolidated financial statements of First Financial Equity Corporation and its wholly owned subsidiary, Mortgages at First Financial, L.L.C. (the Company) for the year ended December 31, 2003, on which we issued our report dated February xx, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

> Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3

We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as described above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

R. C. Acosta, CPA, PC

R. C. Acosta, CPA, PC
Scottsdale, Arizona
February 25, 2004